Exhibit 12

EMERSON ELECTRIC CO. AND SUBSIDIARIES
COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

											Quarter
											Ended
	Year Ended September 30,										Dec 31,
	2007		2008		2009		2010		2011		2011
Earnings:
Earnings from continuing operations
before income taxes	$3,107		3,645		2,450		2,879		3,631		553
Fixed charges	356		351		362		398		370		93
Earnings, as defined	$3,463		3,996		2,812		3,277		4,001		646

Fixed Charges:
Interest Expense	$261		244		244		280		246		62
One-third of all rents	95		107		118		118		124		31
Total fixed charges	$356		351		362		398		370		93

Ratio of Earnings to Fixed Charges	9.7	X	11.4	X	7.8	X	8.2	X	10.8	X	6.9	X